GMS CAPITAL CORP.
1224 Washington Blvd
Miami Beach, FL 33139
Via Edgar

September 22, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Washington, D.C. 20549
Re: GMS CAPITAL CORP.

Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number 333-151684

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), GMS CAPITAL CORP. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-15168), which was initially filed with the Securities and Exchange Commission (the "Commission") on June 16, 2008, along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant confirms that since the minimum offering was not sold as per the conditions outlined in the prospectus, and that the offering period has expired, the Registrant has withdrawn its offering pursuant to Rule 477(a).

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant confirms that no securities were sold in the registered offering, neither the Registrant nor any person acting on the Registrant's behalf will commence a private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement under Rule 477, and, if and when a private offering is made, the Registrant will notify each offeree in the private offering that the offering is not registered under the Securities Act of 1933, the securities will be "restricted securities" (as that term is defined in Rule 144(a)(3)) and may not be resold unless they are registered under the Securities Act of 1933 or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Securities Act of 1933; and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (514) 287-0103.

Very truly yours,

	By:	/s/ George Metrakos
George Metrakos Chief Executive Officer
.